                       Securities and Exchange Commission,
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  COAST BANCORP
--------------------------------------------------------------------------------
                                 Name of Issuer

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    190297101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


--------------------------------------------------------------------------------
                               CUSIP NO. 190297101
--------------------------------------------------------------------------------

 (1)  Names of reporting persons . . . . . . . . . . . .    Richard E. Alderson
 S.S. or IRS. Identification Nos. of above persons . . .    ###-##-####
--------------------------------------------------------------------------------
 (2)  Check the appropriate box if a member of a group      (a)

                     (See Instructions)                     (b)
--------------------------------------------------------------------------------
 (3)  SEC use only . . . . . . . . . . . . . . . . . . .
--------------------------------------------------------------------------------
 (4)  Citizenship or place of organization . . . . . . .    U.S.A.
--------------------------------------------------------------------------------
 Number of shares beneficially owned by each reporting person with:

 (5)  Sole voting power  . . . . . . . . . . . . . . . .    167,281

 (6)  Shared voting power  . . . . . . . . . . . . . . .

 (7)  Sole dispositive power . . . . . . . . . . . . . .

 (8)  Shared dispositive power . . . . . . . . . . . . .
--------------------------------------------------------------------------------
 (9)  Aggregate amount beneficially owned by each           167,281
 reporting person.
--------------------------------------------------------------------------------


                                  1 of 4 Pages

--------------------------------------------------------------------------------
 (10)  Check if the aggregate amount in Row (9) excludes
 certain shares (see instructions). . .
--------------------------------------------------------------------------------
 (11)  Percent of class represented by amount in Row (9)    7.6%
--------------------------------------------------------------------------------
 (12)  Type of reporting person (see instructions)          IN
--------------------------------------------------------------------------------
     C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1(a)  Name of issuer:                                  Coast Bancorp
                          ------------------------------------------------------


ITEM 1(b)  Address of issuer's principal executive offices:
740 Front Street, Santa Cruz, California  95060

--------------------------------------------------------------------------------


ITEM 2(a)  Name of person filing:                Richard E. Alderson
                                 -----------------------------------------------


ITEM 2(b)  Address or principal business office or, if none, residence:
4542 Arana Creek Way, Santa Cruz, California 95065
--------------------------------------------------------------------------------


ITEM 2(c)  Citizenship:                       U.S.A.
                       ---------------------------------------------------------


ITEM 2(d)  Title of class of securities:         Common Stock, no par value
                                      ------------------------------------------


ITEM 2(e)  CUSIP No.:                          190297101
                     -----------------------------------------------------------


ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  / /  Broker or dealer registered under section 15 of the Act.
     (b)  / /  Bank as defined in section 3(a)(6) of the Act.
     (c)  / /  Insurance company as defined in section 3(a)(19) of the Act.
     (d) / / Investment company registered under Section 8 of the Investment Company Act
     (e) / / Investment adviser registered under section 203 of the Investment Advisers Act of 1940.
     (f) / / Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Section 240.13d-1(b)(1)(ii)(F).
     (g) / / Parent holding company, in accordance with Section 240.13d-1(b)(ii)(G).
     (h)  / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).


                                  2 of 4 Pages

ITEM 4. OWNERSHIP. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.


     (a)  Amount beneficially owned                    167,281(1/)
                                   ---------------------------------------------

     (b)  Percent of class:                                  7.6%
                           -----------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote           167,281
                                                         -----------------------

          (ii)  Shared power to vote or to direct the vote
                                                          ----------------------

          (iii) Sole power to dispose or to direct the disposition of
                                                                      ----------

          (iv)  Shares power to dispose or to direct the disposition of
                                                                      ----------

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following / /.

ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.



------------------------------
(1/) Includes an option for 4,000 shares which is presently exercisable.


                                  3 of 4 Pages

ITEM 10. CERTIFICATION. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: February 5, 1997               /s/RICHARD E. ALDERSON
                                   ---------------------------------------------
                                             Richard E. Alderson


                                  4 of 4 Pages